914866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04037901

June 29, 2004

Act	34
Section	17
Rule	17a-5
Public Availability	7-13-04

Jeffrey Abramczyk
Chief Financial Officer
The Williams Capital Group, L.P.
650 Fifth Avenue, 10th Floor
New York, NY 10019

Re: Request for Form X-17A-5 Filing Extension

Dear Mr. Abramczyk:

We have received your letter, dated June 18, 2004, in which you request on behalf of The Williams Capital Group, L.P. ("Firm") an extension for filing Part IIA of Form X-17A-5 ("Final FOCUS") as required pursuant to Rule 17a-5(b) ("Rule") under the Securities Exchange Act of 1934 ("Exchange Act"). Subparagraph (b)(1) of the Rule requires a broker-dealer that ceases to be a member in good standing with a national securities exchange or registered national securities association to file with the Securities and Exchange Commission ("Commission") within two business days after the membership terminates, a Final FOCUS dated as of the date such membership terminates.

I understand the following facts to be pertinent to the Firm's request. The Firm terminated its membership with the New York Stock Exchange as of June 25, 2004. Therefore, pursuant to subparagraph (b)(1) of the Rule, the Firm was required to file a Final FOCUS by June 29, 2004. You have represented that the Firm (i) is not in violation of the applicable requirements specified in Rules 15c3-1 and 15c3-3 under the Exchange Act, (ii) is not experiencing any significant financial, operational or recordkeeping problems, and (iii) is in compliance with the other applicable rules of the Commission and each self-regulatory organization of which it is a member.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm files its Final FOCUS, as required pursuant to subparagraph (b)(1) of the Rule, by July 7, 2004.

13 060

Please note, however, that Form BDW requires, in certain circumstances, that the broker-dealer attach a Form X-17A-5 which reflects an as of date no earlier than 10 days prior to the filing of the BDW. The no-action position taken by the Division in this letter does not affect the requirement, when applicable, to file a Form X-17A-5 when filing Form BDW.

You should understand that the Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

E. David Hwa
Special Counsel

cc: Sharon Moi, NYSE

Dawid

WCG

THE WILLIAMS CAPITAL GROUP, L.P.

June 18, 2004

VIA FACSIMILE - (202) 942-9553
AND US MAIL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 1 2004
DIVISION OF MARKET REGULATION

Mr. Tom McGowan
Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dear Mr. McGowan:

We are requesting that an eight-day extension be granted to file the FOCUS report that will be due, pursuant to Rule 17a-5(b), on June 29, 2004, two business days following the anticipated termination of this firm's membership in the New York Stock Exchange on June 25, 2004.

We confirm that we are not aware of any violations of net capital or customer protection requirements that necessitate this extension, nor is our request the result of any significant financial, operational, or record-keeping problems.

Our extension request is being made because the June 25, 2004 FOCUS reporting period is very close to the June month-end FOCUS reporting period. As a result, certain expense information which will be used for the June month-end FOCUS report and which can be used to develop a more accurate June 25 FOCUS report only becomes available during the week after June 29.

It is anticipated that the filing will be made by Wednesday, July 7, 2004. If you have any questions, please call me at (212) 830-4521. Thank you for your consideration in this matter.

Very truly yours,

Jeffrey Abramczyk
Chief Financial Officer

650 Fifth Avenue, 10th Floor, New York, NY 10019 **Telephone** 212.830.4500 **Fax** 212.830.4545
Member NYSE, NASD and SIPC